UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of June, 2009

Commission File Number 333-152305

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100032

People’s Republic of China

(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F |X| Form 40-F |_|

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes |_| No |X|

(Indicate by check mark if the registrant is submitting the Form 6-K iin paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes |_| No |X|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

CHINA MASS MEDIA CORP. STATEMENT REGARDING NYSE ARCA LISTING STANDARDS

-- Stock to Continue Trading Under Symbol CMM.BC --

BEIJING, CHINA -- (May 26, 2009) -- China Mass Media Corp. (“China Mass Media” or the “Company”) (NYSE Arca: CMM) was notified by the NYSE Regulation, Inc. (NYSE Regulation) on April 27, 2009 that as of April 24, 2009, the Company’s market value of publicly held shares was calculated to be approximately $9.4 million, which was below the minimum requirement of $15 million for continued listing on NYSE Arca under Rule 5.5(b) of the NYSE Arca Equities Rules.

Since April 27, 2009, the ADSs of the Company have been trading in the range of $2.55 to $3.99 per ADS, which made the Company’s market value of publicly held shares approximately $11.2 million to $17.6 million.  As of May 29, 2009, or the last trading day immediately prior to this announcement, the Company’s ADS was trading at $3.66, which made the market value of the Company’s publicly held shares approximately $16.1 million.  With the intention to continue its listing on the NYSE Arca, China Mass Media will continue to carefully monitor changes in the market value of its publicly held shares, will discuss with NYSE Regulation and explore different alternatives to restore its compliance with the continued listing standards. The Company’s ADSs will remain listed on the NYSE Arca exchange under the symbol “CMM” but will be assigned a “.BC” indicator by the NYSE Arca to show that the Company is out of compliance with the NYSE Arca’s continued listing standards.

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers more than 500 minutes of advertising time slots on CCTV Channels 1, 2, 4, E and F. CCTV is the largest television network in China. The Company has also been the exclusive advertising agent for the most watched television program in China, Chinese New Year Gala, since the Company’s incorporation. Since 2003, the Company has produced over 200 advertisements and has won a number of prestigious awards in China.

http://www.chinammia.com

For further information, contact:

China Mass Media Corp. Julie Sun, +86-10-8809 1050 Vice President of Corporate Development juliesun@chinammia.com

or

Christensen Hong Kong: Roger Hu, +852 2117 0861 rhu@ChristensenIR.com	United States: Linda Bergkamp, +1-480-614-3004 lbergkamp@christensenIR.com

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.
(Registrant)

Date:	June 2, 2009	By:	/s/ Shengcheng Wang
			Name:	Shengcheng Wang
			Title:	Chairman and Chief Executive Officer